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________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              -------------------

                      UNITED ASSET MANAGEMENT CORPORATION
                           (NAME OF SUBJECT COMPANY)

                      UNITED ASSET MANAGEMENT CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                              -------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                              -------------------

                                   909420101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              -------------------

                            JOSEPH R. RAMRATH, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                      UNITED ASSET MANAGEMENT CORPORATION
                            ONE INTERNATIONAL PLACE
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 330-8900
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                              -------------------

                                    COPY TO:
                             ADAM O. EMMERICH, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer
________________________________________________________________________________




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ITEM 1. SUBJECT COMPANY INFORMATION

    The name of the subject company is United Asset Management Corporation, a Delaware corporation (the 'Company'). The address of the principal executive offices of the Company is One International Place, Boston, Massachusetts 02110. The telephone number of the Company at its principal executive offices is
(617) 330-8900. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this 'Statement') relates is the Common Stock, par value $0.01 per share, of the Company (the 'Common Stock'). As of June 30, 2000, there were 57,177,404 shares of Common Stock issued and outstanding and 17,020,581 shares issuable upon exercise of warrants issued in connection with acquisition transactions and options to acquire shares.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSONS

    The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

    This Statement relates to the tender offer by OM Acquisition Corp. (the 'Purchaser'), a Delaware corporation and a wholly owned subsidiary of Old Mutual plc, a public limited company incorporated in England and Wales ('Parent'), to purchase all of the issued and outstanding shares of Common Stock (the 'Shares'), other than Common Shares beneficially owned by Parent or the Purchaser, at a purchase price of $25.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated July 17, 2000 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the 'Offer'). The price to be paid in the Offer and the Merger (as defined herein) is subject to downward adjustment in the event that the Company's revenues from assets under management, excluding the effects of market movements, decline below a specified level prior to the consummation of the Offer. As used herein, 'Offer Price' shall mean $25.00 per Share or such lesser amount as may be payable pursuant to the Merger Agreement (as defined herein). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the 'Schedule TO'), filed by the Purchaser with the Securities and Exchange Commission (the 'Commission') on July 17, 2000. The Offer is made in accordance with the Agreement and Plan of Merger, dated as of June 16, 2000, by and among Parent, the Purchaser and the Company (the 'Merger Agreement'). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the 'DGCL'), the Purchaser will be merged with and into the Company (the 'Merger'). Following the consummation of the Merger, the Company will continue as the surviving corporation (the 'Surviving Corporation') and will be a wholly owned subsidiary of Parent. As more fully described in Item 3 below, at the effective time of the Merger (the 'Effective Time'), each issued and outstanding Share (other than Shares owned by Parent, the Purchaser, any of their respective direct or indirect, wholly owned subsidiaries, or by any wholly owned subsidiary of the Company, which shares shall remain outstanding, and Shares held by stockholders who did not vote in favor of the Merger Agreement and shall be entitled to and who shall have demanded properly in writing appraisal of such shares in accordance with Section 262 of the DGCL) will be converted into the right to receive the Offer Price in cash or any greater amount per Share paid pursuant to the Offer (the 'Merger Consideration').

    The Offer to Purchase states that the principal offices of the Purchaser and Parent are located at 3rd Floor, Lansdowne House, 57 Berkeley Square, London, WIX 5DH, United Kingdom.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act (the 'Information Statement') that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of

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interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) the Purchaser or the Purchaser's executive officers, directors or affiliates.

    THE CONFIDENTIALITY AGREEMENTS. The summary of the confidentiality agreements executed and delivered by Parent on August 10, 1999 and March 14, 2000, contained in Section 11 of the Offer to Purchase of Parent and the Purchaser, dated July 17, 2000 and filed as Exhibit (a)(1)(A) to the Schedule TO (the 'Offer to Purchase'), which is being mailed to stockholders together with this Statement, is incorporated herein by reference.

    INVESTMENT IN SECURITIES OF OLD MUTUAL. From time to time, various affiliates of the Company may have, in the ordinary course of their investment advisory business, managed investments in Parent common stock on behalf of their clients.

    RESTRUCTURING OF REVENUE-SHARING ARRANGEMENTS. Parent has had discussions with members of the management of certain Company affiliates, including affiliates certain officers of which are also members of the Company Board. These discussions have related, in part, to possible termination of the existing revenue-sharing arrangements between the Company and such affiliates under which such officers currently receive compensation.

    THE MERGER AGREEMENT. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 14, respectively, of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

    NEGOTIATIONS BETWEEN PARENT AND CERTAIN EXECUTIVE OFFICERS OF THE COMPANY. Parent has had discussions with certain members of the Company's senior management regarding compensation and other arrangements pursuant to which certain members of the Company's management would continue to manage a portion of the Company following the consummation of the Offer. Currently, no agreements have been reached in such regard. It is currently expected, however, that such arrangements will involve continued employment for salary and bonus comparable to that currently in effect, and with incentive plans tied to increasing the value of the business managed.

    EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS.

    Upon approval of the Merger Agreement by the Company's Board of Directors, all options to purchase Shares granted to employees and directors of the Company vested. The Merger Agreement provides that, except as otherwise agreed by Parent and the option holder, all such options that are outstanding immediately before the Effective Time will be canceled in exchange for a cash payment by the Company equal to the number of Shares subject to the option times the excess, if any, of the Offer Price over the exercise price per-Share of the option, less applicable withholding taxes.

    The purchase of Shares pursuant to the Offer will constitute a 'change of control' for purposes of the change-of-control employment agreements that the Company has entered into with Juliana M. Coyle, Franklin H. Kettle, George D. McClelland, Amit M. Nanavati, Kevin P. O'Brien, James F. Orr, III, William H. Park, Joseph R. Ramrath, and Richard S. Robie, III. The agreements provide generally that the executive's terms and conditions of employment (including position, location, compensation and benefits) will not be adversely changed during the two-year period after the change of control. If the Company terminates the executive's employment (other than for cause, death or disability) or the executive terminates for good reason during such two-year period, or (in the case of Ms. Coyle and Messrs. McClelland, Nanavati, O'Brien, Ramrath and Robie) the executive terminates his or her employment for any reason during the 30-day period following the first anniversary of the change of control, the executive is generally entitled to receive a multiple of the executive's annual base salary and annual bonus and the Company contributions made to the executive's defined contribution plan accounts for the most recent plan year, and continued welfare benefits for a number of years equal to the same multiple. The multiple is three for Messrs. Kettle, Orr, Park, Ramrath and Robie, and two for Ms. Coyle and Messrs. McClelland, Nanavati and O'Brien. In addition, the agreements with Ms. Coyle and Messrs. McClelland, Nanavati, O'Brien, Ramrath and Robie provide that the executive is entitled to receive a payment in an amount sufficient to make the executive whole for any excise tax on excess

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parachute payments imposed under Section 4999 of the Internal Revenue Code of
1986, as amended, provided such parachute payments exceed 110% of the maximum amount that could be paid without incurring any excise tax on the excess parachute payment, in which case the parachute payments would be reduced to prevent the imposition of the excise tax. The agreements with Messrs. Kettle, Orr and Park provide for a reduction in payments if necessary to prevent imposition of the excise tax.

    All amounts payable to Ms. Coyle and Messrs. Kettle, McClelland, Nanavati, O'Brien, Orr, Park, Ramrath, and Robie pursuant to the agreements described above are expected to be paid in full upon the change of control. In addition, under the Deferred Compensation Plan and Stock Option Deferral Plan, all benefits became immediately payable upon the approval of the Merger Agreement by the Company's Board of Directors.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a) Recommendation of the Board of Directors. The Board of Directors of the Company (the 'Board' or the 'Board of Directors'), at a meeting held on June 16, 2000, determined that the terms of the Offer and the Merger are fair to, advisable, and in the best interests of the stockholders of the Company. At this meeting, the Board unanimously approved the Offer, the Merger Agreement and the transactions contemplated thereby. THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES IN THE OFFER.

    (b) (i) Background of the Offer; Contacts with Parent.

    Starting in the late spring of 1999 and continuing into early 2000, representatives of Goldman, Sachs & Co. ('Goldman Sachs'), the Company's financial advisor, contacted representatives of a large number of domestic and international entities, including Parent, on behalf of the Company to explore potential interest on the part of one or more entities in participating in various strategic alternatives the Company was considering, including a sale of the entire company. During this period, although the Company held discussions with various entities, such discussions did not result in any transactions becoming available to the Company on a basis that the Company believed was in the best interests of the Company and its shareholders. Among other things, numerous entities expressed concern regarding the Company's complex structure and the negative client cash flow the Company has experienced.

    Separately, in April 1999, Mr. John Kent, Director of Corporate Development of Parent, met Mr. Norton H. Reamer, Chairman and Chief Executive Officer of the Company, at an industry conference, where he advised Mr. Reamer of Parent's interest in visiting the Company to discuss the asset management business in the United States.

    In June 1999, Mr. Kent, Dr. Kevin Carter, Chief Executive Officer of Old Mutual Asset Managers (UK) Limited, and Mr. Brian Baskir, President of Old Mutual Investment Advisors, Inc., met with Mr. Reamer and Mr. Charles E. Haldeman, Jr., then President and Chief Operating Officer of the Company at the Company's offices in Boston, Massachusetts. At that meeting, in addition to discussing the United States asset management business generally, Parent's representatives conveyed Parent's interest in expanding its global asset management business and indicated that Parent could be interested in exploring opportunities that might arise as the Company considered its strategic alternatives.

    To facilitate discussions between Parent and the Company, on August 10, 1999, Parent entered into a confidentiality agreement for the purpose of receiving certain non-public information relating to the Company. Subsequently, Parent received non-public information concerning the Company from Goldman Sachs.

    In mid-August 1999, Mr. Kent and other representatives of Parent met in Boston with Mr. Reamer, Mr. Franklin H. Kettle, Executive Vice President and Director of Corporate Development, and Mr. Richard S. Robie, III, Senior Vice President of the Company. The Company's representatives made certain presentations regarding the Company and its affiliated firms. Parent's representatives indicated that Parent might consider formulating a proposal to acquire the Company, in conjunction with a merchant bank or private equity firm.

    In October 1999, representatives of Parent contacted representatives of the Company to reiterate that Parent would be interested in exploring a possible acquisition of the Company. Representatives of

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the Company responded on behalf of the Company that the Company was not interested in exploring such a transaction at that time.

    On November 4, 1999, Mr. Michael Levett, Chairman and Chief Executive Officer of Parent, Mr. Eric Anstee, then Group Finance Director (and currently Chief Executive, Financial Services) of Parent, Mr. Kent and Dr. Carter met with Mr. Reamer and Mr. Haldeman at Parent's offices in London. At that meeting, Mr. Kent and Dr. Carter indicated Parent's interest in acquiring a group of the Company's affiliates having combined assets under management of approximately $15.5 billion.

    Following subsequent discussions among representatives of Parent and the Company, Mr. Kent sent a letter dated November 19, 1999, to Mr. Reamer and Mr. Haldeman indicating that Parent's preliminary valuation of these affiliates was in the range of 'L'160-'L'180 million (assuming no debt or surplus cash), based on the limited financial information that Parent possessed. In that letter, Parent proposed that the Company provide certain additional information that would enable the valuation to be refined, and, if the refined valuation were acceptable, that the Company permit Parent to proceed with full due diligence, including meetings with senior executives of the affiliates. The letter stated that it was non-binding and subject to due diligence and definitive agreements.

    Mr. Reamer and Mr. Haldeman reported the letter and the discussions with Parent to the Company Board at its meeting on November 19, 1999. At that meeting, the Company Board discussed the relative advantages to the Company in pursuing the sale of the group of affiliates to Parent. The Company Board authorized the Company's management to continue exploratory discussions with Parent, and additional data on the group of affiliates was provided by the Company.

    On November 29, 1999, the Company announced that Mr. Haldeman had decided to resign from the Company to pursue other interests and that, because Mr. Reamer was less than a year from a normal retirement date, the Company would begin a search for a new Chief Executive Officer.

    On December 8, 1999, Mr. Kent and other representatives of Parent met with Mr. Reamer, Mr. William H. Park, Executive Vice President and Chief Financial Officer of the Company, and representatives of the parties' respective financial advisors in London to discuss the group of affiliates and Parent's valuation of them. At that meeting, the Company requested that Parent specify a value for these affiliates. Parent's representatives indicated that, in addition to pursuing a transaction involving these affiliates, Parent also wished to explore the possibility of acquiring the entire Company. Mr. Reamer indicated that the Company would provide Parent with an update of the information provided in August.

    In a letter dated December 16, 1999 addressed to Mr. Reamer from Mr. Kent, Parent proposed a 'L'170 million valuation for the group of affiliates. That letter also noted that Parent needed to see additional information that had been requested in order to complete its due diligence. In addition, Parent proposed to commence on-site due diligence with the group of affiliates in early January 2000. This letter also stated that it was non-binding and subject to due diligence and definitive contracts.

    From mid-December 1999 through February 2000, representatives of the Company held additional meetings and exchanged correspondence with representatives of Parent concerning the appropriate valuation of the group of affiliates. Parent and the Company were unable to agree on a valuation and did not proceed to due diligence with respect to the affiliates. Parent also continued to express interest in the Company as a whole to senior Company management. Parent's expressions of continued interest were reported by Mr. Reamer to the Company's Board of Directors at its meeting on January 25, 2000.

    In early January 2000, Parent retained Credit Suisse First Boston Corporation ('Credit Suisse First Boston') as Parent's financial advisor in connection with Parent's possible acquisition of the Company. In addition, Parent received certain updated non-public information concerning the Company.

    In a letter dated March 2, 2000, addressed to Mr. Reamer and members of the Company Board from Mr. Anstee, Parent noted its belief that consideration of an acquisition of the entire Company merited priority over consideration of an acquisition of certain affiliates. In that letter, Parent indicated that it proposed to bring forward a proposal to acquire 100% of the outstanding common stock of the Company for around $20 per share. Parent indicated, further, that it intended to act in conjunction with a private equity firm, which would provide a significant minority equity investment. The proposal was non-binding and contingent upon, among other things, satisfactory completion of due diligence and

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discussions with the key personnel at certain Company affiliates, a 45-day exclusivity period and execution of a mutually acceptable, definitive purchase agreement.

    During the following week, representatives of Goldman Sachs, on behalf of the Company, and representatives of Credit Suisse First Boston, on behalf of Parent and the private equity firm, discussed the due diligence process. On March 14, 2000, Parent and the private equity firm executed separate confidentiality agreements with the Company. Commencing the following day, representatives of Parent and the private equity firm conducted limited due diligence at a data room established by the Company in Boston.

    On March 21, 2000, Mr. Kent, Dr. Carter and representatives of the private equity firm met in New York City with Mr. Reamer, other members of the Company's senior management and the parties' financial advisors. At that meeting, Parent and the private equity firm requested access to a number of affiliates to discuss the proposed transaction. From March 28, 2000 to April 1, 2000, representatives of Parent and the private equity firm met with senior executives of certain Company affiliates.

    At the regular meeting of the Company Board on March 29, 2000, the status of discussions with Parent were reviewed with the assistance of the Company's financial advisor.

    In a letter dated April 5, 2000 addressed to Mr. Reamer from Mr. Kent, Parent revised its valuation of the Company to around $22 per share. Parent requested that it be given additional access to certain of the affiliates with which it had already met, as well as access to an additional 12 affiliates and possibly others.

    On April 10, 2000, Mr. Reamer and certain directors and other members of senior Company management met with Mr. Kent and Dr. Carter, representatives of the private equity firm and the parties' financial advisors, in New York City. At that meeting, the Company agreed to provide access to seven additional affiliated firms. Mr. Reamer stressed the importance of Parent's making a definitive proposal following Parent's scheduled board of directors meeting on May 4, 2000, due to the Company's need to appoint a new Chief Executive Officer on a timely basis. Thereafter, Mr. Kent and Dr. Carter met with senior management of certain of the affiliated firms to discuss the proposed transaction and certain aspects of Parent's strategy for the affiliated firms.

    In a letter dated April 19, 2000 addressed to Mr. Reamer from Mr. Kent, Parent expressed strong enthusiasm for pursuing its proposal. Parent described the necessary work plan to enable it to make a definitive proposal by May 4, 2000. Parent indicated that it needed to satisfy itself about the willingness of certain specified affiliates to work in a more closely-aligned way with Parent, access to certain affiliates, including six with which it had not yet met, and the completion of a detailed due diligence questionnaire by all affiliates. Parent also indicated that the meetings with affiliates and review of data had not caused Parent to revise the price of $22 per share indicated in its prior letter.

    On April 20, 2000, the Company Board held a special meeting to receive a report of the Chief Executive Officer Search Committee and an update on discussions with Parent. Present at this meeting were the Company's financial advisor. During the meeting, telephone calls were exchanged between the financial advisors of the Company and Parent in which Parent's financial advisor indicated that Parent would be willing to consider raising its proposal to $23 per share. The Company's financial advisor stated that, given that the Company had neared the end of its process for selecting a new Chief Executive Officer, if a definitive agreement was not signed on May 4, 2000, the Company Board would meet to vote on the appointment of a new Chief Executive Officer.

    A number of meetings were held by Parent and the private equity firm with additional affiliate firms between April 13 and May 3, 2000.

    On April 27, 2000, the Company's outside legal counsel delivered to Parent and Parent's outside legal counsel a draft merger agreement relating to the proposed transaction. From May 1 through May 3, 2000, Parent's counsel conveyed to the Company's counsel Parent's preliminary comments on the proposed agreement, including Parent's request for a purchase price adjustment related to a decline in assets under management or revenue run-rate and Parent's request for additional conditions to the tender offer, including conditions related to the obtaining of specified percentages of client consents on both an overall and an individual affiliate basis. Representatives of Parent, the Company and their financial and legal advisors had a series of telephone conversations concerning these issues.

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Representatives of the Company reiterated that, in order to be considered by the
Company, Parent had to submit a definitive offer no later than May 4, 2000. In addition, they advised Parent that the Company would not entertain an offer of less than $23 per share.

    In a letter dated May 4, 2000 addressed to Mr. Reamer from Mr. Kent, Parent indicated that it had decided not to submit a definitive offer due, in part, to incomplete due diligence. In that letter, Parent also noted its understanding that extensions beyond May 4, 2000, were not possible.

    Parent's decision to withdraw was reported to the Company Board on May 4, 2000 at a special Company Board meeting. At the Company Board meeting, the Company Board authorized Mr. John Shane, Chairman of the Chief Executive Officer Search Committee of the Company Board to extend an offer to Mr. James F. Orr, III to join the Company as President and Chief Executive Officer. In extending that offer to Mr. Orr, Mr. Shane was instructed to inform Mr. Orr that there was still some chance that a transaction with Parent could be completed. Mr. Orr accepted the Company's offer and began his employment with the Company on May 15, 2000.

    On May 5, 2000, Goldman Sachs, on behalf of the Company, informed Parent that the Company wished to continue to explore a possible acquisition by Parent.

    Between May 8 and 11, 2000, Mr. Anstee and Mr. Reamer, both directly and through Parent's and the Company's financial advisors, discussed the basis on which Parent and the Company might restart discussions regarding the proposed transaction.

    On May 16, 2000, the Company announced that Mr. James F. Orr, III, had been appointed as President and Chief Executive Officer, succeeding Mr. Reamer, who became non-executive Chairman of the Board.

    On May 17, 2000, Parent retained Chase Securities Inc. as a financial advisor in connection with Parent's possible acquisition of the Company.

    On May 17, 2000, a meeting was held in New York City among Mr. Kent, Dr. Carter, Mr. Orr, Mr. Reamer, other members of the Company's senior management and the parties' financial advisors. At this meeting, the participants discussed restarting the discussions between the Company and Parent. Parent's representatives raised the possibility of existing management remaining with the Company with responsibility for managing a group of the Company's affiliates.

    In a letter dated May 19, 2000 addressed to Mr. Orr from Mr. Kent, Parent confirmed the basis on which it would be willing to restart the process, including a 45- to 60-day due diligence period in which Parent would have full access to affiliated firms and during which the Company would not make any material dispositions without Parent's consent. In addition, Parent requested that the Company negotiate exclusively with Parent during this period in relation to the acquisition of the entire Company. Parent also indicated that it was prepared to consider alternative structures involving the continued participation of the Company's existing management.

    On May 24 and 25, 2000, members of the Company's senior management met with Mr. Kent, Dr. Carter and other members of Parent's management in London to discuss how best to proceed toward completing a possible transaction. At that meeting further due diligence and a timetable to reach definitive agreement by July 5, 2000 were discussed.

    On May 26, 2000, Mr. Levett and Dr. Carter met with Mr. Orr in London and indicated that Parent was still very interested in a transaction with the Company. On May 30 and 31, 2000, telephone conference calls were held among members of the Company's senior management, Dr. Carter, Mr. Kent, and representatives of the private equity firm to discuss the due diligence program and timetable.

    Also on May 30, 2000, a telephone meeting of the Executive Committee of the Company Board was held. Mr. Orr updated the Committee on discussions with Parent and the proposed structure of the transaction.

    In early June 2000, senior Company management, Mr. Kent, Dr. Carter, and the parties' financial advisors met in Boston to further discuss Parent's plan for the Company going forward if a transaction were to be completed. Dr. Carter confirmed that Parent had decided to seek to acquire the Company on its own. Parent proposed possible incentive compensation arrangements under which certain members of the Company's senior management team would be eligible for financial incentives tied to specified

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increases in the value of the group of affiliates that Parent proposed that they manage following the acquisition. A follow-up meeting was held the next day in Boston among Company senior management and Dr. Carter, at which time a proposed due diligence program and schedule were discussed.

    Following that meeting, members of Company senior management arranged due diligence meetings with fifteen Company affiliates to be held at the affiliates' offices from June 12, 2000 through June 23, 2000. Group meetings among certain Company affiliates and representatives of Parent were also arranged for June 26, 27 and 28, 2000 to discuss strategy should a transaction be completed.

    On June 14, 2000, Mr. Orr met with Mr. Levett, Mr. Anstee and other members of Parent's management to discuss the merits of the transaction. Subsequent to that meeting, Mr. Orr met with Parent's Board of Directors to discuss the Company and a possible transaction.

    On June 15 and 16, 2000, members of Company senior management met with Mr. Kent, Dr. Carter and the parties' financial and legal advisors in New York City to work on the proposed merger agreement and to resolve outstanding issues. These discussions took place simultaneously with due diligence sessions at the Company affiliates.

    On June 16, 2000, in a telephone conversation, Mr. Anstee and Mr. Orr negotiated a revised offer by Parent pursuant to which, among other things: (i) Parent would increase its price to $25 per Share, subject to a possible downward adjustment in the event of a specified decline in the Company's revenues from assets under management, a possible downward adjustment (which was incorporated into the Merger Agreement but was subsequently waived by Parent) related to the sharing of certain costs, each as described in Section 11 of the Offer to Purchase, and the client consent conditions described in Section 14 of the Offer to Purchase, (ii) the Company would have the right to terminate the Merger Agreement in certain circumstances if a Superior Proposal were made, subject to the Company's paying a termination fee of $43 million as described in Section 11 of the Offer to Purchase, (iii) in lieu of continued pre-signing due diligence, Parent would have the right, which would expire on June 30, 2000, to terminate the Merger Agreement if, as a result of the failure of representations and warranties made by the Company with respect to certain of the Company's affiliated firms to be true and correct, there would be a material adverse effect on that group of affiliated firms taken as a whole (the 'Special Subsidiary Termination Right'), and (iv) the Company would be permitted to continue to pay its regular cash dividend.

    A meeting of the Company Board had been previously scheduled on June 16, 2000, to update the Company Board with respect to progress on the potential Parent transaction. That meeting was held in New York City, and Goldman Sachs gave a presentation on the financial aspects of the transaction. The Company Board was also advised by their legal advisor as to legal aspects of the proposed transaction. At that meeting and after the market closed, the Company Board approved the transaction as presented, and the Merger Agreement was executed later on the night of June 16, 2000. The transaction was publicly announced before the opening of trading in London, Johannesburg and New York City on Monday, June 19, 2000.

    On June 30, 2000, the Special Subsidiary Termination Right expired without having been exercised by Parent.

    On July 17, 2000, Parent commenced the Offer.

    (ii) Reasons for the Recommendation of the Board of Directors.

    In reaching its recommendations described above in paragraph (a) of this
Item 4, the Board of Directors considered a number of factors, including the following:

        1. Company Operating and Financial Condition. The current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company's businesses operate.

        2. Transaction Financial Terms/Premium to Market Price. The relationship of the Offer Price and the Merger Consideration to the historical market prices of the Shares. The $25.00 Offer Price and Merger Consideration (prior to any downward adjustment that may be required under the

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
    Merger Agreement) exceed the highest trading price of the Common Stock during the twelve-month period preceding the announcement of the Merger Agreement and represent a 19.0% premium over the $21.00 closing price of the Shares on the New York Stock Exchange on June 15, 2000 (the last full trading day prior to the date of the Board meeting at which the Board of Directors approved the Merger Agreement). The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration. The Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to such holders for Federal income tax purposes.

        3. Strategic Alternatives. The presentation of the Company's financial advisor and the Board's review with respect to trends in the industry in which the Company's businesses operate and the strategic alternatives available to the Company, including the Company's alternative to remain an independent public company and the possibility of acquisitions or mergers with other companies in the Company's industry or other industries, a break-up or leveraged buy-out of the Company and other extraordinary corporate transactions, as well as the risks and uncertainties associated with such alternatives. The Board considered the fact that beginning in the spring of 1999 and continuing into 2000, exploratory efforts by Goldman Sachs had indicated that no parties other than Parent had emerged that were prepared to pursue a transaction involving the whole Company, in part due to the Company's complex structure and the negative client cash flow the Company has experienced and that no parties other than Parent had invested or been willing to invest the time and resources necessary to undertake a comprehensive due diligence of the Company's over 40 subsidiaries.

        4. Goldman Sachs Fairness Opinion. Presentations from Goldman Sachs and the opinion of Goldman Sachs, dated June 16, 2000, that, based upon and subject to certain considerations and assumptions, the consideration to be received by holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders. A copy of the opinion rendered by Goldman Sachs to the Board of Directors, setting forth the procedures followed, the matters considered and the assumptions made by Goldman Sachs in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety. The Board was aware that Goldman Sachs becomes entitled to certain fees described in Item 5 upon the consummation of the Offer.

        5. Timing of Completion. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a tender offer for all of the Shares, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer. The Board believes this structure may allow stockholders to receive the transaction consideration earlier than if the transaction were structured as a one-step merger requiring a meeting of stockholders.

        6. Conditions to Consummation. Parent's obligation to consummate the Offer and the Merger has no financing condition. The Board also considered the likelihood of obtaining required regulatory approvals and necessary client consents, and the terms of the Merger Agreement regarding the obligations of both companies to pursue such approvals and consents.

        7. Alternative Transactions. The Board of Directors considered that under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company may, prior to the acceptance for payment of Shares pursuant to the Offer, engage in discussions or negotiations with, and may furnish non-public information to, a third party who makes a bona fide unsolicited written acquisition proposal if, among other things, the Board determines in its good faith judgment (after consultation with its independent financial advisors) that such action is necessary in order for its directors to comply with their fiduciary duties under applicable law and prior to taking such action the Company provides the requisite notice to Parent and enters into a confidentiality agreement with the third party that is no less stringent than the Company's confidentiality agreement with Parent. The Board considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into such a superior transaction involving the Company if, among other things, (i) the Company Board has received a Superior Acquisition Proposal (as defined in the Merger Agreement), (ii) in light of such

    Superior Acquisition Proposal the Company Board has determined in good faith (after having consulted with outside legal counsel) that it is necessary for the Company Board to terminate this Agreement in order to comply with its fiduciary obligations under applicable law, (iii) the Company has notified Parent in writing of the terms of the Superior Acquisition Proposal, (iv) at least five business days following receipt by Parent of such notice, and taking into account any revised proposal made by Parent since receipt of such notice, such Superior Acquisition Proposal (as the same may have been modified or amended, but provided that Parent shall have received the requisite notice of any such modification or amendment) remains a Superior Acquisition Proposal, (v) the Company is not in breach of the Merger Agreement, (vi) the Company Board concurrently approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of such Superior Acquisition Proposal, and (vii) the Company pays Parent a termination fee of $43 million (approximately 3% of the total equity consideration payable pursuant to the Merger Agreement) prior to terminating the Merger Agreement. The Board considered the possible effect of these provisions of the Merger Agreement on third parties who might be interested in exploring an acquisition of the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to the termination fee and non-solicitation and restrictions on negotiation of alternative acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement. The Board of Directors also took into account the views of management and Goldman Sachs that it was unlikely that a third party bidder would be prepared to pay a higher price for the Shares than the consideration offered in the Offer and the Merger in a transaction that could be completed on a timely basis, given, among other things, the Company's complex structure and the negative client cash flow the Company has experienced, and the exploratory efforts by Goldman Sachs in regards to soliciting interest from a wide varety of third parties.

        8. Potential Conflicts of Interest. The Board was aware of the potential conflicts of interest between the Company or its affiliates on the one hand and, on the other, certain of the Company's officers, directors or affiliates arising from discussions between Parent and certain affiliates of the Company as to possible alterations in current revenue-sharing agreements applicable to such affiliates and from possible ongoing employment arrangements for members of the Company's management, each as described in
    Item 3 above.

    The foregoing includes all material factors considered by the Board of Directors. The Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board unanimously determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

    (c) Intent to Tender. To the best knowledge of the Company, the executive officers, directors, affiliates or subsidiaries of the Company who own Shares presently intend to tender in the Offer all Shares that they own of record or beneficially, other than Shares, if any, that they may have the right to purchase by exercising stock options and Shares, if any, that if tendered would cause them to incur liability under the short-swing profits provisions of the Securities Exchange Act.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

    Pursuant to a letter agreement dated May 11, 2000, the Company formally retained Goldman Sachs to act as its financial advisor in connection with the proposed sale of the Company. The Board of Directors retained Goldman Sachs based upon Goldman Sachs's qualifications, experience and expertise. Goldman Sachs is an internationally recognized investment banking and advisory firm. Goldman Sachs, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, Goldman Sachs is a full-service securities firm engaged in securities trading, brokerage and financing activities and as such may from time to time effect transactions, for its own account or the account of customers, and hold positions in the securities and options on securities of the Company and Parent. In the past, Goldman Sachs and its affiliates have provided financial advisory and financing services for the Company.

    Pursuant to the Goldman Sachs engagement letter, the Company agreed to pay Goldman Sachs a fee of 0.75% of the total consideration paid in the Offer and the Merger, including amounts paid to holders of options, warrants and convertible securities, plus the principal amount of all indebtedness for borrowed money as set forth on the most recent consolidated balance sheet of the Company prior to the consummation of the Merger, and amounts paid into escrow and contingent payments in connection with the Offer and the Merger, which will become payable upon consummation of the Offer. The Company has also agreed to reimburse Goldman Sachs for reasonable expenses as incurred. In addition, the Company has also agreed to indemnify Goldman Sachs and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Goldman Sachs or any of its affiliates against certain liabilities and expenses, including certain liabilities under the Federal securities laws, arising out of Goldman Sachs's engagement.

    Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    In the last 60 days, the following transactions have taken place: (1) On June 13, 2000, Mr. Jay O. Light, Director, surrendered 9,596 Shares for an option exercise of 10,000 Shares at a strike price of $17.8125 per Share and 2,470 Shares at a strike price of $13.3595 per Share; (2) on May 5, 2000, Mr. Norton H. Reamer, Chairman of the Board, sold 20,000 Shares in the open market at $17.50 per Share and sold 5,000 Shares in the open market at $17.5625 per Share; on June 8, 2000, Mr. Reamer gave 2,553 Shares to a charitable organization; on July 7, 2000, Mr. Reamer sold 24,896 Shares in the open market at $23.5625 per Share; (3) on June 9, 2000, Mr. David I. Russell, Director, surrendered 8,850 Shares for an option exercise of 10,000 Shares at a strike price of $17.8125 per Share; (4) on June 9, 2000, Mr. Philip Scaturro, Director, surrendered 9,671 Shares for an option exercise of 10,000 Shares at a strike price of $17.8125 per Share and 1,236 Shares at a strike price of $13.3595 per Share; (5) on May 19, 2000, Mr. John A. Shane, Director, exercised an option to buy 10,000 Shares at a strike price of $17.8125 per Share; (6) on June 1, 2000, Ms. Barbara S. Thomas, Director, surrendered 10,000 Shares for an option exercise of 10,000 Shares at a strike price of $17.8125 per Share and 609 Shares at a strike price of $13.3595 per Share.

    On June 16, 2000, pursuant to the terms of the Company's Second Amended and Restated 1994 Stock Option Plan, which provides for the automatic grant of options to purchase 14,000 Shares to each nonemployee Director on the 30th day after the Company's annual meeting of stockholders, each of the seven eligible Directors was granted options to purchase 14,000 Shares at a strike price of $20.5625 per Share.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    The Company has over 40 wholly owned subsidiaries, each of which conducts its own investment analysis, portfolio selection, marketing and client service independently and under its own name. From time to time, the Company receives and/or actively considers proposals with respect to a sale, transfer, or other similar transaction or a re-equitization transaction involving one or more of its subsidiaries and the Company may engage in negotiations relating thereto as it may consider appropriate or desirable and in the best interests of its stockholders, its affiliates and their clients. (A re-equitization transaction involves selling and/or granting actual or phantom equity interest in an affiliate to its principals, sometimes in extinguishment of some or all of their rights under revenue-sharing agreements.) Under the Merger Agreement, any such transaction would require Parent's prior approval. At the Company's request, Parent has consented to the Company's effecting certain re-equitization transactions that are not, individually or in the aggregate, material to the Company as a whole.

ITEM 8. ADDITIONAL INFORMATION

    (a) Regulatory Approvals.

    Office of the Comptroller of the Currency. Pell Rudman Trust Company, N.A. and Pell Rudman Trust Company (Atlantic), N.A. are national trust companies organized under the laws of the United States and are wholly owned subsidiaries of the Company. In order to acquire the foregoing subsidiaries, the Purchaser is required to make certain filings with the Office of the Comptroller of the Currency (the 'OCC'). Parent must obtain a statement of non-disapproval from the OCC.

    Maryland State Banking Commissioner. UAM Trust Company, a Maryland trust company ('UAMTC'), is a wholly owned subsidiary of the Company. Under the Financial Institutions Article of the Annotated Code of the State of Maryland, the Purchaser is required to apply to the Commissioner of Financial Regulation for approval to acquire the Company and UAMTC.

    United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the 'HSR Act') and the rules that have been promulgated thereunder by the Federal Trade Commission (the 'FTC'), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the 'Antitrust Division') and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

    Pursuant to the requirements of the HSR Act, the Purchaser has advised the Company that it filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on July 13, 2000. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, on July 28, 2000, 15 days after such filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Purchaser and the Company. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by the Purchaser with such request. Thereafter, such waiting period can be extended only by court order.

    The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and Parent has advised the Company that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See the description of the Merger Agreement in Item 4 of this Statement for a description of the conditions of the Offer with respect to litigation and certain governmental actions and of certain termination rights.

    Foreign Competition Approvals. The Merger may require clearance or approval in one or more foreign jurisdictions. The Company and Parent will likely have one or more filings in Europe, Canada, and possibly other jurisdictions. In some jurisdictions the filings have mandatory pre-consummation waiting periods (e.g., Germany, Austria, Italy, Ireland and Canada), whereas others have voluntary pre-merger regimes in which no waiting periods need be observed ( e.g., the United Kingdom and France).

    Other Foreign Laws. The Company and certain of its subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. The Company and the Purchaser are seeking further information regarding the applicability of any such laws and currently intend to take any action as may be required or desirable.

    (b) Approval by Fund and Non-Fund Clients of the Company. The Merger Agreement requires that the Merger be approved by funds and non-fund clients of the Company as follows: (i) approval by funds and non-fund clients representing 75% of the aggregate revenue of UAM; (ii) with respect to a specific group of affiliates, approval by funds and non-fund clients representing 80% of the aggregate revenue of that group of affiliates; and (iii) approval by fund clients of Pilgrim, Baxter & Associates representing 90% of the aggregate fund revenue of Pilgrim Baxter.

    (c) The Purchaser's Designation of Persons to be Elected to the Board Of Directors. The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

    The following Exhibits are filed herewith:

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
(a)(1)       -- Letter to Stockholders of the Company, dated July 17,
                2000.*

(a)(2)       -- Opinion of Goldman, Sachs & Co., dated June 16, 2000
                (included as Annex A to this Statement).*

(a)(3)       -- Press Release of Old Mutual plc and United Asset
                Management Corporation, dated June 19, 2000 (incorporated by reference to the press release filed by United Asset
                Management Corporation with the Securities and Exchange
                Commission under cover of Schedule 14D-9 on June 19,
                2000).

(e)(1)       -- Agreement and Plan of Merger, dated as of June 16, 2000, by and among United Asset Management Corporation, OM
                Acquisition Corp. and Old Mutual plc (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by United
                Asset Management Corporation with the Securities and
                Exchange Commission on June 19, 2000).

---------

* Included with the Statement mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          UNITED ASSET MANAGEMENT CORPORATION

                                          By:    /s/ JOSEPH R. RAMRATH
                                             -----------------------------------
                                                 JOSEPH R. RAMRATH, ESQ.
                                          SENIOR VICE PRESIDENT, GENERAL COUNSEL
                                                      AND SECRETARY

Dated: July 17, 2000

                                                                         ANNEX A

                         [LETTERHEAD OF GOLDMAN SACHS]


PERSONAL AND CONFIDENTIAL
-------------------------
June 16, 2000

Board of Directors
United Asset Management Corporation
One International Place
Boston, MA 02110

Ladies and Gentlemen:

    You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the 'Shares'), of United Asset Management Corporation (the 'Company') of the Offer Price (as defined below) proposed to be paid by Old Mutual plc ('Buyer') in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger (the 'Agreement'), dated as of June 16, 2000, by and among Buyer, OM Acquisition Corporation, a wholly owned subsidiary of Buyer ('Acquisition Sub'), and the Company. The Agreement provides for a tender offer for all of the Shares (the 'Tender Offer'), pursuant to which Acquisition Sub will pay the Offer Price in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Acquisition Sub will be merged into the Company (the 'Merger') and each outstanding Share (other than Shares already owned by Buyer, Acquisition Sub, or any wholly owned subsidiary of Buyer or Acquisition Sub) will be converted into the right to receive the Offer Price in cash. As used herein, 'Offer Price' shall mean $25.00 per Share, or such lesser amount as may be payable pursuant to the Agreement.

    Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company, having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Buyer for its own account and for the accounts of customers. Goldman, Sachs & Co. may provide investment banking services to Buyer and its subsidiaries in the future.

    In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1999; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by the management of the Company. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects, including the importance of recent trends in the Company's historical financial performance and in the level of assets under management. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the asset management industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

    We have relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Agreement, and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with, or, if applicable, how any holder of Shares should vote with respect to, such transactions.

    Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Offer Price to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

                                          Very truly yours,

                                                 /s/ GOLDMAN, SACHS & CO.
                                          --------------------------------------
                                                  (GOLDMAN, SACHS & CO.)

                                                                         ANNEX B

                         UNITED ASSET MANAGEMENT CORP.
                            ONE INTERNATIONAL PLACE
                          BOSTON, MASSACHUSETTS 02110

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

    This Information Statement is being mailed on or about July 17, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the 'Statement') of United Asset Management ('UAM' or the 'Company'). You are receiving this Information Statement in connection with the possible election of persons designated by Old Mutual plc ('Old Mutual') to a majority of seats on the Board of Directors (the 'Board of Directors' or the 'Board') of the Company. On June 16, 2000, the Company entered into an Agreement and Plan of Merger (the 'Merger Agreement') with Old Mutual and OM Acquisition Corp. (the 'Purchaser'), a Delaware corporation and a wholly owned subsidiary of Old Mutual, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of Common Stock, par value $0.01 per share, of the Company (the 'Common Stock') at a price per Share of $25.00, net to the seller in cash, upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated July 17, 2000 (the 'Offer to Purchase'), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the 'Offer'). The price to be paid in the Offer and the Merger (as defined herein) is subject to downward adjustment in the event that the Company's revenues from assets under management, excluding the effects of market movements, decline below a specified level prior to the consummation of the Offer. As used herein, 'Offer Price' shall mean $25.00 or such lesser amount as may be payable pursuant to the Merger Agreement. Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the 'Schedule TO') filed by the Purchaser with the Securities and Exchange Commission (the 'Commission') on July 17, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the 'DGCL'), the Purchaser will be merged with and into the Company (the 'Merger'). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Old Mutual. At the effective time of the Merger (the 'Effective Time'), each issued and outstanding Share (other than Shares that are owned by Old Mutual, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and Shares held by stockholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL) will be converted into the right to receive the Offer Price in cash or any greater amount per Share paid pursuant to the Offer.

    The Offer, the Merger, and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex B, which was filed by the Company with the Commission on July 17, 2000 and which is being mailed to stockholders of the Company along with this Information Statement.

    This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Old Mutual, the Purchaser or the OM Designees (as defined herein) has been provided by Old Mutual. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on July 17, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, August 11, 2000, unless the Offer is extended.

                                    GENERAL

    The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. As of the close of business on June 30, 2000, there were 57,177,404 outstanding shares of Common Stock, of which Old Mutual and the Purchaser own no shares as of the date hereof.

            RIGHTS TO DESIGNATE DIRECTORS AND PURCHASER'S DESIGNEES

    The Merger Agreement provides that promptly upon the acceptance for payment of, payment by Purchaser for, Shares pursuant to the Offer, Purchaser shall be entitled to designate, for election by the Company Board, enough directors to the Company Board as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act and the DGCL, majority representation on the Company Board (the 'OM Designees').

    Following the election or appointment of the OM Designees, and until the Effective Time, the Company Board shall have at least three directors who are directors on the date of the Merger Agreement (the 'Continuing Directors'). If the number of Continuing Directors is reduced below three for any reason whatsoever, any remaining Continuing Directors (or Continuing Director, if there is only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Continuing Directors for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors shall designate three persons to fill such vacancies who are not officers, shareholders or affiliates of Old Mutual or Purchaser, and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement.

    Subject to applicable law, the Company shall take all action requested by Old Mutual necessary to effect any such election, including mailing to its shareholders the Information Statement containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company shall make such mailing with the mailing of the Schedule 14D-9 (provided that Purchaser shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to the OM Designees). In connection with the foregoing, the Company shall promptly, at the option of the Purchaser, either increase the size of the Company Board or obtain the resignation of such of its current directors as is necessary to enable the OM Designees to be elected or appointed to the Company Board as provided above.

    The OM Designees will be selected by Old Mutual from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the OM Designees currently is a director of, or holds any positions with, the Company. The Purchaser has advised the Company that, to the best of Old Mutual's and the Purchaser's knowledge, none of the OM Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Old Mutual and the Company that have been described in the Schedule TO or the Statement.

    The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as OM Designees are set forth below. Unless otherwise indicated, each such individual has held his present position as set forth below for the past five years and each occupation refers to employment with Old Mutual. Unless otherwise noted, each such person is a citizen of the United States, and the business address of each person listed below is 3rd Floor, Lansdowne House, 57 Berkeley Square, London W1X 5DH, United Kingdom.

NAME, AGE, CITIZENSHIP, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY

    The OM Designees are Mr. Eric Anstee, age 49, Mr. Brian Baskir, age 41,
Dr. Kevin Carter, age 47, Mr. John Kent, age 45, Mr. Michael Levett, age 61, Mr. Martin Murray, age 45, Mr. Robert Stewart, age 62, and Mr. James Sutcliffe, age 44.

    The citizenship, present principal occupation and five-year employment history of each OM Designee (other than Dr. Carter) are set forth on Schedule I to the Offer to Purchase and are incorporated herein by reference.

    Dr. Carter, a citizen of the United Kingdom, currently is, and has been for the past five years, the Chief Executive Officer of Old Mutual Asset Managers
(UK) Limited and a director and Chairman of Old Mutual Investment Advisors, Inc.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

COMMON STOCK OWNERSHIP BY 5% STOCKHOLDERS

    The following table shows the Common Stock ownership for each person or group known by the Company to beneficially own more than 5% of the Common Stock as of June 30, 2000. Unless otherwise indicated in the footnotes, each named person and member of the group has sole voting and investment power with respect to the shares shown.

                                                    AMOUNT AND NATURE OF BENEFICIAL   PERCENT OF CLASS
       NAME AND ADDRESS OF BENEFICIAL OWNER          OWNERSHIP (AGGREGATE AMOUNT)       OUTSTANDING
       ------------------------------------         -------------------------------   ----------------
BENEFICIAL OWNERS OF MORE THAN 5%(1)
Franklin Mutual Advisers, LLC ....................             9,613,431                    16.8%
  51 John F. Kennedy Parkway
  Short Hills, NJ 07078
Tiger Management L.L.C.(2) .......................             8,330,262                    14.6%
  101 Park Avenue
  New York, NY 10178
Oak Value Capital Management, Inc.(3) ............             4,706,196                     8.2%
  3100 Tower Boulevard, Suite 700
  Durham, NC 27707

---------

 (1) This table is based on reported ownership by 13F institutions of United Asset Management Securities filed with the SEC.

 (2) This includes shares owned by Tiger Performance L.L.C., an entity under the control of Tiger Management L.L.C. These entities, both investment advisers, reported having shared voting power and shared dispositive power over all such shares as of February 14, 2000.

 (3) This entity, an investment adviser, reported having shared voting power and shared dispositive power over all such shares as of February 9, 2000.

COMMON STOCK OWNERSHIP BY OFFICERS AND DIRECTORS

    The following table shows the Common Stock ownership for each director of the Company, the executive officers named in the Executive Compensation Tables below, and all of the directors and executive officers of the Company as a group as of June 30, 2000. Unless otherwise noted, these individuals have sole voting and investment power over all shares listed.

                                  AMOUNT AND NATURE OF   NUMBER OF SHARES               PERCENT OF CLASS
              NAME                BENEFICIAL OWNERSHIP     ISSUABLE(1)        TOTAL       OUTSTANDING
              ----                --------------------   ----------------   ---------   ----------------
Harold J. Baxter(2).............          --                1,246,274       1,246,274          2.1%
John P. Clay(2).................         632,200               --             632,200          1.1%
Beverly L. Hamilton.............           1,000               64,899          65,899          *
Jay O. Light....................          15,474               87,309         102,783          *
James F. Orr, III...............          --                1,000,000       1,000,000          1.7%
Norton H. Reamer................       2,128,283              764,537       2,892,820          5.0%
David I. Russell(3).............          28,150               66,000          94,150          *
Philip Scaturro(4)..............          52,065               76,654         128,719          *
John A. Shane(5)................          45,474               66,000         111,474          *
Barbara S. Thomas...............          12,609               85,053          97,662          *
William H. Park.................         176,372              582,389         758,761          1.3%
Franklin H. Kettle..............          67,080              575,162         642,242          1.1%
George D. McClelland............          --                  186,400         186,400          *
All directors and executive
  officers as a group (18
  individuals)..................       3,186,816            5,798,566       8,985,382         14.3%

---------

*   Less than 1%

 (1) 'Number of Shares Issuable' lists (a) shares issuable upon the exercise of warrants or stock options; (b) amounts allocated as notional shares in this individual's account in the Company's Deferred Compensation Plan; and (c) shares subject to delivery under the Company's Stock Option Deferral Plan.

 (2) This individual is a former owner of a Company affiliate. When the Company acquired this affiliate, this individual received (directly or indirectly) a portion of the purchase price in Company common stock or warrants to purchase shares of Company common stock. This individual had no connection with the Company before such acquisition.

 (3) Includes 5,000 shares held in trust. Mr. Russell has shared voting and investment power over these shares.

 (4) Does not include 664,174 shares of Common Stock owned by entities affiliated with Allen & Company Incorporated. Mr. Scaturro is an Executive Vice President and Managing Director of this company. Mr. Scaturro disclaims beneficial ownership of the shares described in this footnote.

 (5) Includes 2,264 shares of common stock owned by Palmer Service Corporation. Mr. Shane is President of this company.

                               TERMS OF DIRECTORS

    Directors serve one-year terms.

      NAME AND AGE AS OF THE MAY 18,                    POSITION, PRINCIPAL OCCUPATION,
           2000, ANNUAL MEETING                            BUSINESS AND DIRECTORSHIPS
           --------------------                            --------------------------
JAMES F. ORR, III.........................  57. President, Chief Executive Officer, and Director of
                                            UAM since May of 2000. From 1988-1999, Chairman and
                                            Chief Executive Officer and from 1986-1988, President
                                            and Chief Executive Officer of UNUM Corporation; prior
                                            to that, Executive Vice President of Connecticut Bank &
                                            Trust Company. Past Chairman of the American Council of
                                            Life Insurers. A trustee of Bates College and the
                                            Committee for Economic Development. Chairman-elect of
                                            the Board of Trustees of the Rockefeller Foundation. A
                                            member of The Business Roundtable, the Harvard Center
                                            for Society, and the Health Advisory Council at the
                                            Harvard School of Public Health. A director of the
                                            Nashua Corporation. A director of the National Alliance
                                            of Business, and past Chair.
NORTON H. REAMER..........................  64. The founder of UAM and Chief Executive Officer from
                                            UAM's incorporation in 1980 until May of 2000. UAM's
                                            President from 1980 until March 1998. Chairman,
                                            President and a director or trustee of UAM Funds, Inc.,
                                            UAM Funds, Inc. II, and UAM Funds Trust, each of which
                                            is an investment company. A director or trustee of 82
                                            investment companies in the Eaton Vance Group of Funds,
                                            and a trustee of Union College. A Director of UAM since
                                            1980, Chairman of the Board since March 1998, and
                                            Chairman of the Executive Committee.
HAROLD J. BAXTER..........................  54. For more than five years, Chairman and Chief
                                            Executive Officer of Pilgrim Baxter & Associates, Ltd.,
                                            one of UAM's affiliates. Chairman of the board of
                                            directors of the PBHG Funds, Inc., PBHG Insurance Series
                                            Fund, Inc. and PBHG Advisor Funds, Inc., all of which
                                            are investment companies. A Director of UAM since May
                                            1996.
JOHN P. CLAY..............................  65. For more than five years, Co-Chairman of Clay Finlay
                                            Inc., one of UAM's affiliates. A director of the Genesis
                                            Emerging Markets Fund and Korea International Investment
                                            Fund, both of which are investment companies. A Director
                                            of UAM from May 1997 to May 1998.
BEVERLY L. HAMILTON.......................  53. Since 1991, President of ARCO Investment Management
                                            Company and Vice President and Investment Officer of
                                            Atlantic Richfield Company. From 1987 to 1991, Deputy
                                            Comptroller -- Asset Management of the City of New York,
                                            and, prior to that, a Vice President of United
                                            Technologies Corp. and Morgan Stanley & Co. A director
                                            of Emerging Markets Growth Fund (American Funds), an
                                            investment company, and chairman of the board committee
                                            on directors. A director or trustee of MassMutual Series
                                            and Institutional Funds and The Common Fund, each of
                                            which is an investment company. A director of CTG
                                            Resources, chairman of the board's pension committee and
                                            a member of the board's committee on directors. A member
                                            of the Investment Advisory Committee of the University
                                            of Michigan's endowment. A Director of UAM since May
                                            1997, and a member of the Audit Committee.

JAY O. LIGHT..............................  58. For more than five years, a professor at the Harvard
                                            Business School concentrating in capital markets and
                                            investment management. Since September 1998, Senior
                                            Associate Dean for Planning and Development at the
                                            Harvard Business School. From 1977 to 1979, Director of
                                            Investment Policies at the Ford Foundation. A director
                                            of Harvard Management Company, Inc. A trustee of the GMO
                                            Funds and the Baupost Fund, each of which is an
                                            investment company. A Director of UAM since 1987, and a
                                            member of the Executive Committee.
DAVID I. RUSSELL..........................  57. Since 1989, an independent financial consultant.
                                            Before 1989, a director of Warburg Securities, part of
                                            S.G. Warburg & Co., an international securities
                                            brokerage and investment banking group, and a director
                                            of S.G. Warburg & Co., Inc., a U.S. subsidiary of S.G.
                                            Warburg & Co. A Director of UAM since 1981.
PHILIP SCATURRO...........................  61. For more than five years, an Executive Vice
                                            President and a Managing Director of Allen & Company
                                            Incorporated, an investment banking firm. A director of
                                            Intrenet, Inc. and a member of that firm's compensation
                                            committee. A Director of UAM since 1981, Chairman of the
                                            Compensation Committee and a member of the Executive
                                            Committee.
JOHN A. SHANE.............................  67. For more than five years, President of Palmer
                                            Service Corporation, a venture capital management
                                            company. A director of Arch Communications Group, Inc.,
                                            Eastern Bank, Overland Data Inc. and Gensym Corporation,
                                            and a trustee of the TNE Funds Group, which is an
                                            investment company. A Director of UAM since 1981,
                                            Chairman of the Audit Committee and a member of the
                                            Executive Committee.
BARBARA S. THOMAS.........................  53. Since January 2000, Executive Chairman of NET
                                            Investor plc. From 1994 to 1999, Executive Chairman of
                                            Whitworth's Group Ltd. From 1993 to 1994, Director,
                                            Business and Legal Affairs, for News International plc.
                                            From 1990 to 1993, a Managing Director of the investment
                                            banking firm Cramer Rosenthal McGlynn, Inc. From 1980 to
                                            1983, a Commissioner of the Securities and Exchange
                                            Commission. A Director of UAM since 1993, and a member
                                            of the Audit and Compensation Committees.

DIRECTOR COMPENSATION

    The Company does not pay additional compensation to Directors who are employed by the Company or one of its affiliates. The Company does have an overall compensation program for nonemployee Directors, which is reviewed annually in July.

    CASH COMPENSATION. The Company pays nonemployee Directors an annual cash retainer fee of $30,000. The Company pays nonemployee Directors who serve on the Audit or Compensation Committee an additional annual fee of $9,000 per committee. The Company pays nonemployee Directors who serve on the Executive Committee an additional annual fee of $12,000. In addition, the Company pays the chairman of each of the Audit Committee and the Compensation Committee an additional annual fee of $2,000. The Company pays nonemployee Directors a fee of $5,500 for attending, either in person or by telephone, each regular Board meeting and the Board's annual Planning Meeting. The Company does not pay any fees for attendance at committee meetings.

    During 1999, the Company's Board appointed a five-member Search Committee to assist with the identification and evaluation of candidates to succeed Norton H. Reamer as Chief Executive Officer. Beverly L. Hamilton and John A. Shane were members of the Search Committee, and Mr. Shane served as Chairman. Through the duration of this assignment, the Company paid each of these members a fee at an annual rate of $18,000, and the Company paid the Chairman an additional fee at an annual rate of $4,000.

    STOCK COMPENSATION. Under the Company's Second Amended and Restated 1994 Stock Option Plan (the 'Revised Plan'), on the 30th day after each annual meeting of stockholders, all of the Company's nonemployee Directors receive nonqualified stock options to purchase 14,000 shares of common stock. The exercise price per share for these options is the closing price of the Company's common stock on the grant date. These options are exercisable in full beginning six months after the date of grant, except that options granted in June 1999 were immediately exercisable in full. These options terminate five years from the date of grant or, if sooner, six months after the Director's Board service ends.

    The Revised Plan entitles all of the Company's nonemployee Directors to elect on a semiannual basis to receive discounted stock options in lieu of all or any portion of their annual cash retainer fee. The exercise price per share for these options is 75% of the closing price of the Company's common stock on the grant date. The number of shares of stock under option equals the amount of the annual cash retainer fee foregone divided by 25% of the closing price of the Company's common stock on the grant date. For example, if a Director elects to receive options in lieu of her entire annual cash retainer fee for a particular six-month period ($15,000) and the closing price of the Company's stock is $16.00 on the date of grant, she will receive an option to purchase 3,750 shares ($15,000 divided by $4.00) at $12.00 per share. These options are exercisable in full beginning six months after the date of grant. These options terminate five years from the date of grant or, if sooner, six months after the Director's Board service ends for any reason other than death.

DIRECTOR RETIREMENT AT AGE 72

    The Board's policy is that the retirement age of Directors is 72.

1999 BOARD MEETINGS

    The Board met seven times during 1999. During 1999, no Director attended fewer than 75% of the total of the number of Board meetings and the number of meetings held by committees on which the Director served.

BOARD COMMITTEES IN 1999

    The Board has Audit, Compensation and Executive Committees.

    AUDIT COMMITTEE. The Audit Committee consists of Directors who meet the requirements of Section 303 of The New York Stock Exchange Listed Company Manual and, therefore, are considered independent of management of the Company. The Committee is responsible annually for recommending the Board's selection of the public accounting firm to be the Company's independent accountants, subject to ratification by the stockholders. Under the charter adopted by the Board, the Committee reviews with the independent accountants the scope of the audit, the auditors' fees and related matters, receives copies of the annual comments from the independent accountants on accounting procedures and systems of control, and reviews with the independent accountants any questions, comments or suggestions they may have relating to the Company's internal controls, accounting practices or procedures or those of the Company's affiliates. The Committee also reviews with management and the independent accountants the Company's annual and quarterly financial statements and any material changes in accounting principles or practices used in preparing the statements, reviews the programs of the Company's Finance Group, including procedures for assuring implementation of accepted recommendations made by the independent accountants, and reviews compliance with laws, regulations and internal procedures, and contingent liabilities and risks that may be material to the Company. During 1999, the Committee met four times. The current composition of the Committee is John A. Shane, Chairman, Beverly L. Hamilton, and Barbara S. Thomas.

    COMPENSATION COMMITTEE. Generally, the Compensation Committee consists entirely of Directors who qualify as 'outside' directors under Internal Revenue Code Section 162(m) and as 'nonemployee' directors under Rule 16b-3 under the Securities Exchange Act of 1934. Under the charter adopted by the Board, the Committee is responsible for establishing annual and long-term performance goals for the Company's senior officers. This responsibility includes establishing the compensation and evaluating the performance of the Chairman and Chief Executive Officer and other executive officers. In addition, the Committee, grants options and awards under the Company's stock option plans and deferred compensation plans, administers the Company's stock option plans and deferred compensation plans, monitors compliance by certain executive officers with the Company's program of required Company stock ownership, and publishes an annual Compensation Committee Report for the stockholders. During 1999, the Committee met eight times. The current composition of the Committee is Philip Scaturro, Chairman, and Barbara S. Thomas.

    EXECUTIVE COMMITTEE. The Executive Committee performs such duties and exercises the powers delegated to the Committee by the Board of Directors. During 1999, the Committee met nine times. The current composition of the Committee is Norton H. Reamer, Chairman, Jay O. Light, James F. Orr, III, Philip Scaturro, and John A. Shane.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During 1999, the following individuals served on the Compensation Committee:
Robert J. Greenebaum, Philip Scaturro and Barbara S. Thomas. None of these individuals was, during or before 1999, an officer of employee of the Company or any of the Company's affiliates.

    During a portion of 1999, Mr. Scaturro did not qualify as a nonemployee director under Rule 16b-3 because of an engagement of his firm, Allen & Company Incorporated, by the Company to provide investment banking services in connection with the possible sale of Company assets. The Company did not incur any fee for this engagement, because no transaction was completed. Because of this transaction, Mr. Scaturro abstained from all votes of the Committee during that period with respect to equity security awards to 'reporting persons' under
Section 16 of the Securities Exchange Act of 1934.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    To the Company's knowledge based on review of copies of such forms furnished to the Company and written representations, all Forms 3, 4, and 5 required by
Section 16(a) of the Securities Exchange Act of 1934 have been timely filed with respect to the most recently concluded fiscal year.

                             EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

    The Summary Compensation Table sets forth the compensation for both long-term and short-term, for services in all capacities earned by those individuals who were as of December 31, 1999, (i) the Chief Executive Officer and (ii) the other four most highly compensated Executive Officers of the Company.

SUMMARY COMPENSATION TABLE

                                              ANNUAL COMPENSATION                  LONG-TERM COMPENSATION
                                   ------------------------------------------   ----------------------------
                                                                 OTHER ANNUAL   SECURITIES
            NAME AND                                             COMPENSATION   UNDERLYING      ALL OTHER
       PRINCIPAL POSITION          YEAR   SALARY($)   BONUS($)      ($)(1)       OPTIONS#    COMPENSATION($)
       ------------------          ----   ---------   --------      ------       --------    ---------------
Norton H. Reamer ................  1999    850,000    571,200       60,400       127,000         --
  Chief Executive Officer and      1998    850,000    621,600       58,800       185,000         --
  Chairman of the Board            1997    850,000    772,000       58,800       126,000         --

Charles E. Haldeman, Jr.(2) .....  1999    800,000    514,100       66,000       119,000         203,100
  President, Chief Operating       1998    791,700    466,200       82,900       285,000
  Officer and Director

William H. Park .................  1999    570,000    571,200       52,800        97,000         --
  Executive Vice President and     1998    570,000    475,000       52,800       139,000         --
  Chief Financial Officer          1997    550,000    463,200       52,800        70,000         --

Franklin H. Kettle ..............  1999    490,000    614,000       52,000       103,000         --
  Executive Vice President and     1998    490,000    500,000       51,300       138,000         --
  Director of Corporate            1997    450,000    482,000       51,300        62,000         --
  Development

George D. McClelland ............  1999    380,000    309,400       54,400        24,000         --
  Senior Vice President            1998    360,000    235,000       52,800        44,000         --
                                   1997    330,000    231,600       52,800        20,000         --

---------

(1) This amount includes Company-paid life insurance premiums, Company contributions to the individual's profit-sharing retirement plan account and Company contributions to the individual's account in the Company's Deferred Compensation Plan. For 1999, the respective portions of these benefits were:
    Mr. Reamer, $10,400, $24,000 and $26,000; Mr. Haldeman, $2,900, $24,000 and
    $26,000; Mr. Park, $2,800, $24,000 and $26,000; Mr. Kettle, $2,000, $24,000
    and $26,000; and Mr. McClelland, $4,400, $24,000 and $26,000. The amount for Mr. Haldeman also includes rent paid by UAM for temporary housing near the Company's executive offices in Boston of $13,100 in 1999 and $30,000 in 1998.

(2) Mr. Haldeman became an executive officer of the Company in March 1998. Before that time, Mr. Haldeman was a principal of Cooke & Bieler, Inc., one of the Company's affiliates. The Salary listed in the table for 1998 includes amounts paid by Cooke & Bieler for Mr. Haldeman's full-time services before he joined the Company. The All Other Compensation listed in the table for 1998 was paid by Cooke & Bieler to Mr. Haldeman after he joined the Company in connection with the termination of his employment and the transition of his responsibilities for Cooke & Bieler's clients. Effective December 31, 1999, Mr. Haldeman resigned as a director, officer and employee of UAM.

OPTION GRANTS DURING 1999

    This table shows all options to purchase the Company's common stock granted in 1999 to the Company's Chief Executive Officer and each of the Company's four other most highly compensated executive officers, and the potential value of such grants based on the Black-Scholes option pricing model. This method of valuation is required to be disclosed by SEC rules, and is not meant to forecast possible future appreciation in the Company's stock price.

                                                          PERCENT OF
                                           NUMBER OF        TOTAL
                                          SECURITIES       OPTIONS      EXERCISE OR                    GRANT
                                          UNDERLYING      GRANTED TO     BASE PRICE                    DATE
                                            OPTIONS      EMPLOYEES IN    PER SHARE     EXPIRATION     PRESENT
                 NAME                    GRANTED(#)(1)       1999       ($/SHARE)(2)      DATE      VALUE($)(3)
                 ----                    -------------       ----       ------------      ----      -----------
Norton H. Reamer.......................     127,000          6.23          21.375      2/17/2004      534,700
Charles E. Haldeman, Jr. ..............     119,000          5.83          21.375      2/17/2004      501,000
William H. Park........................      97,000          4.76          21.375      2/17/2004      408,400
Franklin H. Kettle.....................     103,000          5.05          21.375      2/17/2004      433,600
George D. McClelland...................      24,000          1.18          21.375      2/17/2004      101,000

---------

(1) All options are exercisable in cumulative 25% installments on each of the first four anniversaries of the date of the grant.

(2) The exercise or base price for all stock option grants shown in this column is the closing price of the Company's common stock on the date of the grant.

(3) The actual value of these options, if any, will depend on the market price of the Company's common stock on the date of exercise. This table shows the potential value of these options based on the Black-Scholes option pricing model, which is used typically to price exchange-traded options. However, we believe that the model may overstate the value of the options UAM awards for many reasons. First, the model assumes a liquid market for options, although the options awarded under UAM's stock option plan generally may not be transferred. Second, exchange-traded options may be exercised immediately; however, UAM's options are subject to certain vesting rules. Additionally, the following assumptions, which may prove to be inaccurate in the future, were used in this model:

    Stock Price Volatility......................................   24.222%
    Dividend Yield..............................................    3.743%
    Risk-free Rate of Return....................................    4.910%
    Option Term.................................................  5 years

TOTAL OPTION EXERCISES IN 1999 AND YEAR-END VALUES

                                                              NUMBER OF SHARES
                                                           UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                               OPTIONS HELD AT           IN-THE-MONEY OPTIONS AT
                               SHARES                          12/31/1999 (#)               12/31/1999(1)($)
                             ACQUIRED ON      VALUE      ---------------------------   ---------------------------
           NAME              EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----              -----------   -----------   -----------   -------------   -----------   -------------
Norton H. Reamer...........    58,400        231,800       233,500        347,500        38,300           --
Charles E. Haldeman, Jr. ..     --            --            71,250        332,750         --              --
William H. Park ...........     --            --           141,750        248,250        20,300           --
Franklin H. Kettle.........    26,200        119,500       140,700        250,300        20,700           --
George D. McClelland.......    10,000         53,800        48,850         72,850         5,800           --

---------

 (1) An 'in the money' option is an option for which the exercise price of the underlying stock in less than the closing price ($18.5625) of the Company's common stock on December 31, 1999; the value shown reflects stock price appreciation since the option's date of grant.

COMPENSATION ON TERMINATION OF EMPLOYMENT

    SALARY CONTINUATION PLAN. The Plan generally provides salary continuation pay and continuation of certain benefits for up to 30 months to employees who may be subject to any involuntary termination by the Company. However, the Plan does not provide benefits to any employee who may be terminated for reasons related to job performance.

    DEFERRED COMPENSATION PLAN. The Plan provides some officers of the Company with enhanced retirement security through tax-deferred benefits payable upon retirement, death or other termination of employment. The Plan contemplates annual contributions by the Company, which are then deemed invested in shares of Company common stock or shares of one or more mutual funds at the employee's election. Benefits are subject to a five-year vesting schedule.

    STOCK OPTION DEFERRAL PLAN. The Plan allows employees who hold certain nonqualified stock options to defer receipt of shares of the Company's common stock otherwise issuable on an exercise of the stock option until retirement, death or other termination of employment. Most tax withholding is deferred until the issuance of shares. The Plan provides these employees with enhanced retirement security, and encourages these employees to own and hold Company common stock.

CHANGE OF CONTROL AGREEMENTS

    The Company has entered into agreements with each executive officer that provide the officer with compensation and benefits arrangements upon a change of control. Under these agreements, a change of control includes any of the following events: (i) any 'person,' as defined in the Securities Exchange Act of 1934, as amended, acquires 30% or more of the Company's voting securities; (ii) a majority of the Company's Directors are replaced; (iii) the Company's stockholders approve certain mergers, or a liquidation or sale of substantially all of the Company's assets; or (iv) a liquidation of the Company.

    Upon a change of control, these agreements obligate the Company to continue to employ the officer for two years at the same rate of compensation and with substantially similar responsibilities. Further, the Company would be required to pay the officer a two or three times multiple of the officer's total annual compensation rate if the officer: (i) is terminated by the Company (or its successor) without cause; (ii) in the officer's judgment, is constructively terminated by the Company; or (iii) terminates his or her employment for any reason within 30 days of the first anniversary of the triggering event (applicable only to certain officers). For certain officers in certain circumstances, this payment would include an additional amount equal to the Federal excise tax imposed on this payment (including the additional 'gross-up' amount).

    In addition, some of the Company's compensation plans contain provisions that are triggered by a change of control of the Company. If a change of control occurs, under the Deferred Compensation Plan and Stock Option Deferral Plan, all benefits become immediately payable, and, under all stock option plans (including plans previously in effect that have options still outstanding), all options become immediately fully vested and exercisable. Under these plans, a change of control includes any of the following events: (i) any 'person,' as defined in the Securities Exchange Act of 1934, as amended, acquires 20% or more of the Company's voting securities; (ii) a majority of the Company's Directors are replaced; (iii) the Company's stockholders approve certain mergers, or a liquidation or sale of substantially all of the Company's assets; or (iv) a liquidation of the Company.

    Based on account balances at December 31, 1999, upon a change of control the following aggregate benefits would become immediately payable to the Company's current officers participating in these compensation plans: approximately 28,800 shares of UAM common stock (based on notional share account balances) and approximately $702,700 (based on mutual fund account balances) under the Deferred Compensation Plan; and 9,148 shares of UAM common stock under the Stock Option Deferral Plan.

         BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee consists entirely of Directors who are not officers or employees of the Company or its affiliates. The Committee establishes the salaries and other compensation of the Company's executive officers, including its Chief Executive Officer and the other Named Executive Officers. The Committee also administers the Company's Deferred Compensation Plan, Stock Option Plan and Stock Option Deferral Plan.

    General Compensation Philosophy

    The Company's executive compensation program is designed to retain executive officers by paying them competitively, motivate them to contribute to the Company's success, and reward them for their performance. It is also designed to link a substantial part of each executive officer's compensation to the performance of both the Company and the individual executive officer as well as encourage ownership of Company common stock by executive officers, to further tie the interests of management to the interests of Company stockholders. The Committee applies these principles to determine annual compensation opportunities and payments for the Named Executive Officers and the Company's other executive officers.

    Establishing Total Compensation Opportunities

    In determining total annual compensation opportunities for the Named Executive Officers, the Committee considers many factors, including the job performance, experience and compensation history of the executive officer, the Company's performance as measured by Cash Earnings per share, revenues, earnings, changes in assets under management by its affiliates, and total stockholder return compared to that of the New Peer Group (as defined herein), and the total annual compensation paid by competitors in the asset management industry to their senior management.

    We believe that the Company's most direct competitors for executive talent are not necessarily all of the companies that would be included in a peer group established to compare stockholder returns. Therefore, the compensation peer group is not the same as the New Peer Group used for the performance graph on page B-15. Based on available public data, the Committee believes that the 1999 annual compensation for each of the Named Executive Officers was in the second quartile of the range of annual compensation paid for comparable positions by the Company's most direct competitors for executive talent in the asset management business.

    Balancing the Elements of Compensation

    The Committee's compensation program is intended to balance three elements: salaries, bonuses and stock options. The Committee also tries to align the compensation opportunities of executive officers closely with the interests of the Company's stockholders in allocating compensation opportunities among these elements. Therefore, bonuses are tied to the Company's performance, as measured by Cash Earnings per share, revenues, earnings, changes in assets under management by its affiliates, and total stockholder return compared to that of the New Peer Group, and the ultimate value of stock option grants is intrinsically tied to increases in the price of the Company's common stock.

    For the Company's Chief Executive Officer and other executive officers on its Management Committee, it is the intention of the Compensation Committee that the combination of an individual's bonus and the aggregate Option Value of stock option grants equals approximately twice the individual's salary. Thus, target bonuses for 1999 were set at levels roughly corresponding to these officers' salaries, and stock options were granted with an aggregate Option Value on the date of grant that approximated their 1998 bonus awards. For Mr. McClelland, a Senior Vice President, the target bonus for 1999 was set at approximately 80% of his salary, and stock options were granted for a number of shares equal to the total of his salary for 1999 and bonus for 1998 divided by the exercise price.

    SALARIES. Salaries for each of the Named Executive Officers are based on the Committee's evaluation of the executive officer's job performance, the executive officer's contribution to the Company's growth and profitability, any increase in the executive officer's responsibilities, whether as a result of the Company's growth and other factors or a reassignment of responsibilities among members of the management team, the success of the management team in achieving the Company's short-term and long-term goals, the importance of the executive officer to the future growth and profitability of the

Company, the salaries and total compensation mix paid to executive officers holding equivalent positions by companies in the compensation peer group described above, and the experience and compensation history of the executive officer.

    BONUSES. The Committee and the Board of Directors continue to consider Cash Earnings per share to be the most important basis for measuring the value of the Company to its stockholders. However, the Committee also considers the Company's total stockholder return compared to that of the New Peer Group, changes in the Company's earnings per share, net client cash flow at the Company's affiliates and other elements of the Company's performance in determining whether to modify the amount of Cash Earnings bonus payable to each executive officer under the strictly formulaic approach. With respect to executive officers other than the Chief Executive Officer and the President, the Committee also considers the performance of the executive officers in their respective functional areas.

    The Cash Earnings bonuses earned by the Chief Executive Officer and President for 1999 and reported in the table on page B-9 were approximately 40% below the bonus targets calculated by the formula. This adjustment reflects the Committee's overall assessment of the Company's performance in 1999, based on the criteria described above.

    The Cash Earnings bonuses earned by the other Named Executive Officers for 1999 and reported in the table on page B-9 were equal to the bonuses calculated by the formula. The Committee did not modify the amount of Cash Earnings bonuses payable to these officers under the strictly formulaic approach. This reflects both the Committee's overall assessment of the Company's performance in 1999, based on the criteria described above, and the Committee's assessment of the performance in 1999 of these executive officers in their respective functional areas.

    STOCK OPTION AWARDS. In February 1999, the Committee granted stock options to each of the Named Executive Officers under the Company's Stock Option Plan. To determine the size of the grants to the Company's Chief Executive Officer and other executive officers on its Management Committee, the Committee divided the officer's bonus for 1998 by the Option Value on the date of grant. To determine the size of the grants to each of the other executive officers of the Company, the Committee divided the total of the executive officer's salary for 1999 and bonus for 1998 by the exercise price. In granting stock options to its executive officers, the Committee does not take into consideration the size of previous options granted to each executive officer.

    The exercise price for all stock options granted to executive officers equals the market value of the underlying shares on the date of grant. Therefore, ultimately, the stock options have value only if the value of the underlying shares increases.

    Stock Ownership Guidelines

    The Committee also maintains Company common stock ownership guidelines for the Company's Chief Executive Officer and Executive Vice Presidents. These guidelines require Mr. Reamer to own shares equal in value to at least five times his annual salary, and each of Messrs. Park and Kettle to own shares equal in value to at least three times his annual salary. Each of these officers has satisfied the applicable requirement.

    Tax Policy

    Section 162(m) of the Internal Revenue Code limits the tax deduction available to the Company for compensation paid to the Company's five most highly compensated officers. However, the limit does not apply to compensation paid upon Company attainment of performance goals under a program approved by the stockholders. The Committee believes that the Cash Earnings bonus payments described in this report and any future gains from stock options described in this report meet this requirement, and therefore that these amounts will be deductible to the Company for Federal income tax purposes.

                               COMPENSATION COMMITTEE
                               Philip Scaturro, Chairman
                               Barbara S. Thomas

    The report of the Compensation Committee and the following stock performance graph are not deemed to be 'soliciting material' or to be 'filed' with the Commission or subject to Regulation 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act') except to the extent the Company specifically requests that such information be treated as soliciting material or specifically incorporates it by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

                               PERFORMANCE GRAPH

    This graph compares over a five-year period beginning December 31, 1994: (i) the Company's cumulative total stockholder returns (assuming reinvestment of dividends); (ii) the cumulative total stockholder return of companies in Standard & Poor's 500 Composite Stock Index (the 'S&P 500'); (iii) the cumulative total stockholder return of companies in an industry peer group index compiled by the Company that consists of the same companies included in the industry peer group index shown in last year's proxy statement (the 'Old Peer Group'); and the cumulative total stockholder return of companies in an industry peer group index compiled by the Company that includes all of the public companies that the Company currently considers its peers (the 'New Peer Group').

    The Company often updates its Peer Group in response to changes occasioned by mergers, acquisitions and initial public offerings that occur in its industry. The Company believes the New Peer Group includes all publicly-traded issuers that derive a majority of their revenues from asset management business. The companies included in the Old Peer Group and the New Peer Group are:

                  OLD PEER GROUP                               NEW PEER GROUP
                  --------------                               --------------
    Affiliated Managers Group, Inc.(1)           Affiliated Managers Group, Inc.(1)
    Alliance Capital Management L.P.             Alliance Capital Management L.P.
    AMVESCAP Plc(2)                              AMVESCAP Plc(2)
    Atalanta Sosnoff Capital Corp.               Atalanta Sosnoff Capital Corp.
    Conning Corp.(3)                             Blackrock Inc.(11)
    Eaton Vance Corp.                            Conning Corp.(3)
    Federated Investors, Inc.(4)                 Eaton Vance Corp.
    Franklin Resources, Inc.                     Federated Investors, Inc.(4)
    John Nuveen & Co.                            Franklin Resources, Inc.
    Liberty Financial Companies(5)               Gabelli Asset Management, Inc.(12)
    Nvest L.P.                                   John Nuveen & Co.
    Phoenix Investment Partners, Ltd.(6)         Liberty Financial Companies(5)
    Pilgrim America Capital Corporation(7)       Neuberger Berman Inc.(13)
    PIMCO Advisors Holdings, L.P.(8)             Nvest L.P.
    Pioneer Group, Inc.                          Phoenix Investment Partners, Ltd.(6)
    SEI Investments Company                      Pilgrim America Capital Corporation(7)
    T. Rowe Price Associates                     PIMCO Advisors Holdings, L.P.
    Waddell & Reed Financial, Inc.(9)            Pioneer Group, Inc.
    Winmill & Co. Incorporated(10)               SEI Investments Company
                                                 T. Rowe Price Associates
                                                 Waddell & Reed Financial, Inc.(9)
                                                 Winmill & Co. Incorporated(10)

---------

 (1) Included since its initial public offering in November 1997.

 (2) Included since the merger of INVESCO with AIM in May 1997.

 (3) Included since its initial public offering in December 1997.

 (4) Included since its initial public offering in May 1998.

 (5) Included since its acquisition of Colonial Group, Inc. in March 1995.

 (6) Included since its acquisition of Duff & Phelps Corp. in November 1995.

 (7) Included until its acquisition by Reliastar Financial Corp. in November
     1999.

 (8) Included since February 1, 1998 (following its merger with Oppenheimer Capital, L.P. in December 1997).

 (9) Included since its initial public offering in March 1998.

(10) Changed its name from Bull & Bear Group, Inc. in April 1999.

(11) Included since its initial public offering in September 1999.
                                              (footnotes continued on next page)

(footnotes continued from previous page)

(12) Included since its initial public offering in February 1999.

(13) Included since its initial public offering in October 1999.

                              -------------------

    Because of these changes in the industry peer group index, SEC rules require us to present performance of both the Old Peer Group and the New Peer Group.

    The graph assumes $100 invested at the closing price of the common stock on December 31, 1994 in the Company and each of the comparative indices.

    Total return for the Company's common stock is determined on a yearly basis by adding (a) the cumulative amount of dividends from January 1 to December 31 of the year in question (assuming dividend reinvestment) and (b) the difference between the closing price on December 31 of the prior year and on December 31 of the year in question, and then dividing this sum by (c) the closing price of the Company's common stock on December 31 of the year in question.

    Total returns for the S&P 500, the Old Peer Group and the New Peer Group are determined on a yearly basis assuming dividend reinvestment. The Old Peer Group and the New Peer Group indices were compiled on a weighted-average basis (market-capitalization basis, adjusted at the beginning of each year). For a component company that became publicly traded after December 31, 1994, its inclusion in the New Peer Group index was accomplished by re-allocating, as of the date the company went public, the total value of the index to include the new entity on a weighted-average basis.

                  TOTAL CUMULATIVE SHAREHOLDER RETURN
             for Five-Year Period Ending December 31, 1999

                         [PERFORMANCE GRAPH]

                                                              DECEMBER 31,
                                        ---------------------------------------------------------
                                         1994      1995      1996      1997      1998      1999
                                         ----      ----      ----      ----      ----      ----
UAM...................................  $100.00   $107.12   $153.07   $144.32   $158.53   $117.51
Standard & Poor's 500 Index...........   100.00    137.58    169.17    225.61    290.09    351.13
Old Peer Group........................   100.00    135.79    185.62    285.80    257.60    317.70
New Peer Group........................   100.00    135.79    185.62    285.80    257.60    307.68

                          STATEMENT OF DIFFERENCES
                          ------------------------

    The British pound sign shall be expressed as ..................... 'L'